FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2004

Commission File number: 333-09678

PDVSA FINANCE LTD.

(Exact Name of Registrant as Specified in its Charter)

Caledonian Bank & Trust Ltd.

Caledonian House, P.O. Box 1043

George Town, Grand Cayman

Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

TABLE OF CONTENTS

Item

1. Press Release Announcing the Preliminary Results of the Tender Offer and Consent Solicitation for its Outstanding Notes.

July 13, 2004

PDVSA FINANCE ANNOUNCES PRELIMINARY RESULTS
OF TENDER OFFER AND CONSENT SOLICITATION
FOR OUTSTANDING NOTES

Early Tender Date

PDVSA Finance Ltd., a wholly owned subsidiary of Petróleos de Venezuela, S.A. (PDVSA), today announced the results as of 5:00 p.m., New York City time, on July 12, 2004 (the “early tender date”) of its tender offer and consent solicitation for its outstanding notes listed below (the “notes”).

On June 28, 2004, PDVSA Finance launched a cash tender offer for any and all of its outstanding notes.  Concurrently with the tender offer, PDVSA Finance solicited from noteholders consents to proposed amendments to certain provisions of the Senior Indenture, as supplemented, under which each series of notes were issued, and related transaction documents.  The proposed amendments required the consent of a majority in principal amount of the notes outstanding, voting as a single class, which have now been received.  As of July 12, 2004 at 5:00 p.m. New York time, holders of an aggregate of approximately 95.78%(1) in principal amount of the notes have validly tendered and delivered their consents pursuant to the tender offer and consent solicitation.

Preliminary Results of Tender Offer and Consent Solicitation

PDVSA Finance has been advised by JPMorgan Chase Bank, the depositary for the offer, that, as of the early tender date, the following aggregate principal amount of notes had been validly tendered, and the related consents delivered, and not withdrawn pursuant to the tender offer and consent solicitation:

Notes	CUSIP/ISIN No.	Outstanding Principal Amount	Principal Amount Validly Tendered
6.250% Euro Notes Due 2006	XS0096444749	€88,400,000	€87,354,228
6.650% Notes Due 2006	693300AE5 / US693300AE52	$300,000,000	$291,023,000
9.375% Notes Due 2007	693300AP0 / US693300AP00 G6954PAJ9 / USG6954PAJ96	$250,000,000	$241,242,000
6.800% Notes Due 2008	693300AF2 / US693300AF28 693300AC9 / US693300AC96 G6954PAC4 / USG6954PAC44	$300,000,000	$292,924,000
9.750% Notes Due 2010	693300AR6 / US693300AR65 G6954PAK6 / USG6954PAK69	$250,000,000	$224,119,000
8.500% Notes Due 2012	693300AU9 / US693300AU94	$500,000,000	$467,967,000
7.400% Notes Due 2016	693300AJ4 / US693300AJ40	$400,000,000	$384,610,000
9.950% Notes Due 2020	693300AT2 / US693300AT22 693300AS4 / US693300AS49	$100,000,000	$96,900,000
7.500% Notes Due 2028	693300AK1 / US693300AK13	$400,000,000	$392,290,000

(1) Using an exchange rate of EUR/USD 1.2408 as of 5:00 PM New York Time.

Total outstanding principal amount of notes:	$2,609,686,720	(2)
Total principal amount of notes validly tendered:	$2,499,464,126	(2)
Percentage of notes validly tendered, considered as a single class:	95.78	%(2)

The above tendered notes may not be withdrawn after the early tender date.  As a result, considered as a single class, sufficient consents have been delivered to approve the proposed amendments and PDVSA Finance intends to execute, as soon as practicable, a supplement to the Senior Indenture to effect the proposed amendments.  Subject to the terms and conditions of the tender offer, PDVSA Finance will pay for all notes accepted in the tender offer promptly after the expiration date, which is 12:00 midnight, New York City time, on July 26, 2004 (unless extended, the “expiration date”).  We anticipate that settlement will take place on August 2, 2004.

Holders of notes who have not yet tendered their notes in the tender offer may do so at any time prior to the expiration date.  Notes tendered after the early tender date will no longer be entitled to receive the consent payment, but will continue to be eligible to receive the tender offer consideration.

Dealer Managers and Consent Solicitation Agents; Information Agent; Luxembourg Agent

Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. are acting as dealer managers and consent solicitation agents for the tender offer.  Additional information concerning the terms of the tender offer, including the procedures for tendering notes and delivering consents and conditions of the tender offer, may be obtained from Deutsche Bank Securities Inc. at 1-866-627-0391 (U.S. toll free) or 1-212-250-2955 (collect) or J.P. Morgan Securities Inc. at 1-866-334-4869 (U.S. toll free) or 1-212-834-7901 (collect).  Copies of the Offer to Purchase and Consent Solicitation, the accompanying Letter of Transmittal and related documents may be obtained from D.F. King & Co., Inc., the Information Agent for the tender offer, at 1-800-829-6551 (U.S. toll free), 1-212-269-5550 (banks and brokers) or +44(207)-920-9700.  In Luxembourg, copies of the Offer to Purchase and Consent Solicitation, the accompanying Letter of Transmittal and related documents may be obtained from the Luxembourg Agent for the offer, J.P. Morgan Bank Luxembourg S.A., located at 5 rue Plaetis, L-2338 Luxembourg, telephone number  (352) 462-685-732.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any notes.  The tender offer and consent solicitation are being made solely pursuant to the Offer to Purchase and Consent Solicitation and the accompanying Letter of Transmittal, and are not being made in any jurisdiction in which such an offer or solicitation would be unlawful.

(2) Using an exchange rate of EUR/USD 1.2408 as of 5:00 PM New York Time according to Bloomberg.

About PDVSA

PDVSA is the national oil company of the Bolivarian Republic of Venezuela, formed by the government of Venezuela in 1975.  All of the crude oil and natural gas reserves are located exclusively in Venezuela and PDVSA’s exploration and production of crude oil and natural gas are conducted exclusively in Venezuela.  The refining, marketing and transportation of crude oil, natural gas and refined petroleum products of PDVSA are located in Venezuela as well as in the United States, Europe and the Caribbean.  PDVSA Finance, a Cayman Islands company, is the principal financing vehicle for and a wholly owned subsidiary of PDVSA.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains forward-looking statements.  Our representatives also may make forward-looking statements orally from time to time.  Other than statements of historical facts, all statements that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements.  Such statements are generally characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions.  These statements are based on assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors our management believes to be appropriate.  These forward-looking statements are subject to a number of inherent risks and uncertainties, including factors that our management has not yet identified.  Any such forward-looking statements are not guarantees of our future performances or actual results.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDVSA Finance Ltd.

Date: July 15, 2004	By:	/s/ José Alejandro Rojas
		Name:	José Alejandro Rojas
		Title:	President